January 25, 2006



Louis G. Baldwin
Chief Financial Officer
XTO Energy Inc.
810 Houston Street
Fort Worth, Texas 76102


	Re:	XTO Energy Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
Filed February 25, 2005
Response Letter Dated January 5, 2006
		File No. 001-13884


Dear Mr. Baldwin:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2004 and response letter dated January 5, 2006, and have the following comment. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 15. Supplementary Financial Information for Oil and Gas
Producing
Activities, page 76

1. We note your response to comment three from our letter dated December 20, 2005. Paragraphs 18 to 20 of SFAS 69 requires presentation of capitalized costs using the asset categories set forth in paragraph 11 of SFAS 19 (e.g., proved and unproved). SFAS 19 does not contemplate asset categories of producing and undeveloped.

Additionally, SFAS 69 requires the presentation of results of operations for oil and gas producing activities excluding corporate overhead and interest costs. We note that your consolidated income statements include corporate overhead and interest costs.

Therefore, we reissue our prior comment three from our letter dated
December 20, 2005.

Closing Comments

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Ryan Milne at (202) 551-3688, or me at (202) 551-3684, if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								April Sifford
								Branch Chief

cc: 	Mr. Ryan Milne